UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001- 333-235727

TIAN RUIXIANG Holdings Ltd

21A Jingyuan Art Center, 3 Guangqu Road,

Chaoyang District, Beijing, People’s Republic of China

(010) 87529554

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On February 2, 2021, Network 1 Financial Securities, Inc., as the representative of the underwriters in the initial public offering (“IPO”) of TIAN RUIXIANG Holdings Ltd (the “Company”), exercised its option to purchase an additional 75,000 Class A ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 4, 2021. The gross proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.3 million, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: February 4, 2021	By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer